TCW INVESTMENT MANAGEMENT COMPANY

865 SOUTH FIGUEROA STREET, SUITE 1800

LOS ANGELES, CALIFORNIA 90017

(213) 244-0000 TELEPHONE

PATRICK W. DENNIS, ESQ.

ASSISTANT SECRETARY

November 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TCW Funds, Inc. (“Corporation”) (File Nos. 033-52272 and 811-07170)

Ladies and Gentlemen:

On behalf of the Corporation, we hereby submit for filing via the EDGAR system pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), Post-Effective Amendment No. 87 to the Corporation’s Registration Statement on Form N-1A (the “Amendment”).

The purpose of the Amendment is to (i) respond to Staff comments on the Corporation’s Post-Effective Amendment No. 86, which was filed via EDGAR Accession No. 0001193125-14-337946 on September 10, 2014 and (ii) make other non-material changes to the Corporation’s Prospectuses and Statement of Additional Information.

We hereby represent that the attached Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act. No fee is required in connection with this filing. Should you have any questions regarding this filing, please contact the undersigned at (213) 244-0000.

Sincerely,

/s/ Patrick W. Dennis

Patrick W. Dennis, Esq.

Assistant Secretary